Applied Blockchain, Inc.

3811 Turtle Creek Blvd., Suite 2100

Dallas, TX 75219

April 8, 2022

VIA EDGAR

United States Securities and

Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Applied Blockchain, Inc. Registration Statement on Form S-1 File No. 333-258818 Acceleration Request

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Applied Blockchain, Inc., a Nevada corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-1, File No. 333-258818, be accelerated so that it will become effective at 4:01 p.m. (eastern time), on April 12, 2022, or as soon thereafter as practicable.

Very truly yours, APPLIED BLOCKCHAIN, INC.

/s/ David Rench
David Rench
Chief Financial Officer